UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

BABCOCK & WILCOX ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-36876	47-2783641
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

THE HARRIS BUILDING
13024 BALLANTYNE CORPORATE PLACE
SUITE 700
CHARLOTTE, NORTH CAROLINA		28277
(Address of principal executive officers)		(Zip Code)

J. ANDRE HALL
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
(704) 625-4900
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[✓] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

This Specialized Disclosure Report on Form SD of Babcock & Wilcox Enterprises, Inc. is for the period from January 1, 2015 to December 31, 2015. In this Form SD, unless the context otherwise indicates, “B&W,” “we,” “us” and “our” mean Babcock & Wilcox Enterprises, Inc. and its consolidated subsidiaries.

In 2012, the Securities and Exchange Commission (“SEC”) issued the final rule for implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rule requires public companies to disclose their use of conflict minerals within manufactured products. The term “conflict minerals” refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold (“3TG”) that are necessary to the functionality or production of products that we manufactured or contracted to manufacture during the period from January 1, 2015 to December 31, 2015 (the “Reporting Period”). Therefore, we performed a good faith reasonable country of origin inquiry to determine whether any of the 3TG we utilized during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and were not from recycled or scrap sources. Based on our reasonable country of origin inquiry, we determined that we may have some suppliers that sourced 3TG from the DRC Region and proceeded to conduct due diligence on our supplier base. Accordingly, we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Our website address is www.babcock.com. We will make available through the Investor Relations section of this website under “SEC Filings,” this Form SD, including the Conflict Minerals Report, as soon as reasonably practicable after we electronically file our Form SD with the SEC. These materials can be accessed via this direct link: http://investors.babcock.com/financial-information/sec-filings/default.aspx We have also posted our Conflict Minerals Policy on our website, which can be accessed via the following link: http://s2.q4cdn.com/785790092/files/doc_downloads/governance_doc/Conflict-Minerals-Policy-external-(5).pdf The inclusion of our website within this filing is not intended to incorporate by reference any materials other than the Form SD, Conflict Minerals Report and Conflict Minerals Policy included therein.

Item 1.02    Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – Exhibits

Item 2.01     Exhibits.

The following exhibit is filed as part of this annual specialized disclosure report on Form SD:

Exhibit number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BABCOCK & WILCOX ENTERPRISES, INC.

April 13, 2016	By:	/s/ J. Andre Hall J. Andre Hall
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

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